UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-24640

MYRIAD ENTERTAINMENT & RESORTS, INC.

(Exact name of registrant as specified in its charter)

P.O. Box 100, Tunica, Mississippi 38676

(Address, including zip code, and telephone number, including area code,

 of registrant’s principal executive offices)

Common Stock, $0.001 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)

Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)

Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)

Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)

Rule 15d-6

Approximate number of holders of record as of the certification or notice date:

Explanatory Note

This Form 15/A (Amendment No. 1) hereby withdraws Myriad Entertainment & Resorts, Inc. Form 15 filed with the U.S. Securities and Exchange Commission on November 12, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934 Myriad Entertainment & Resorts, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 18, 2009	By:	/s/ NICHOLAS LOPARDO
Nicholas Lopardo
Chief Executive Officer